UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Frame Media Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> June 04, 2019

Physical address of issuer
210 32nd Street, Brooklyn, NY 11232

Website of issuer
https://frame.media

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$208,135.78	$126,482
Cash & Cash Equivalents	$206,737.78	$122,342
Accounts Receivable	$0	$1,451
Short-term Debt	$14,500	N/A
Long-term Debt	$323,275	$125,000
Revenues/Sales	$3,547.10	$4,115
Cost of Goods Sold	$18,943.21	N/A
Taxes Paid	$8,186.15	N/A
Net Income	$-23,582.26	($168,583)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

FRAME MEDIA INC.
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
MAY 10, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Frame Media Inc. is a Delaware C-Corporation, formed on June 04, 2019.

The Company is located at 30 John Street, Brooklyn, NY 11201.

The Company's website is https://frame.media.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The news media market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the

Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's technology has a limited history and may perform below expectations. The Company uses technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has engaged in related party transactions. During the period ended March 31, 2020, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of March 31, 2020 are non-interest bearing and have no maturity date. At March 31, 2020 the outstanding amount owed to the Company is $1,451.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company is not current with its taxes or annual reporting obligations, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company has stated that the error is clerical, and in the process of being corrected, in addition to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
Frame is a media company made for the mobile era. We publish riveting documentaries in an immersive, interactive format made for mobile phones - helping new generations forge a deeper connection with the news.

Business Plan

Problem:

We are in the middle of a news crisis. More than 40% of American adults are actively avoiding the news, and nearly 70% are overwhelmed by it. This is not only a major concern for our democracy, but a big opportunity to create a new kind of media company that reengages news consumers.

Solution:

Frame rethinks the voice, format, and distribution of news in order to deliver an experience that both solves news avoidance and fundamentally expands the market for digital journalism.

Frame stories are 10-15 minute short documentaries in the style of narrative non-fiction (think Netflix's Wild Wild Country or the podcast, Serial). Every Frame story takes a major issue in the news, from the opioid crisis to the rise of immigration enforcement, and tells a plot-driven, human story at the heart of it.

In addition to our unique editorial voice, we have developed a new kind of story format for mobile. Frame stories are published in a vertical video, tap-through format, that includes interactive features throughout (from maps to timelines) that allow viewers to dive deeper into the piece.

We then deliver our mobile-first, interactive documentaries primarily through SMS, where subscribers can receive news updates on stories they're interested in following and ask our journalists questions directly via text.

Combining these 3 pillars, Frame creates a differentiated experience that makes the news feel deeply enjoyable, substantive, and participatory.

Traction:

Frame stories have an average watch time of more than 5:00 minutes, which is 18x+ the average watch time for a video on the Facebook newsfeed (:17). In addition, our subscriber count has recently been growing at 15%+ MoM. In Q4 2019 we landed a branded content deal with a major U.S. nonprofit and plan to launch paid memberships in Q1 2021. In June, Frame won Best New Brand at the Digiday Media Awards.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ben Moe	Founder & Chief Executive Officer	Responsible for leading Frame's editorial output, growth, fundraising, and overall company strategy.
Thomas Barnes	Chief Product Officer	Responsible for leading Frame's product development, technology, and helping to lead Frame's editorial output.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,950,000	YES	N/A	N/A	78%	N/A
Preferred Equity	150,000	YES	N/A	N/A	6%	N/A
Equity Incentive Plan	400,000	N/A	N/A	N/A	16%	N/A

The Company has the following debt outstanding:

The company has outstanding Convertible notes:

Principal	Valuation Cap	Interest	Discount	Maturity
$25,000	$4,000,000	5.0%	20%	4/22/2022
$100,000	$4,000,000	5.0%	20%	10/23/2022
$150,000	$5,000,000	5.0%	20%	10/23/2022
$66,150	$4,000,000 - $5,000,000	5.0%	20%	10/23/2022

As of December 31, 2020, the Company had a $14,500 PPP loan outstanding. The loan has been forgiven in 2021.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Benjamin Moe and Thomas Barnes.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ben Moe	1,700,000 Common	68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Frame Media Inc. ("the Company") was incorporated on June 4, 2019 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is a digital newsmagazine providing narrative journalism content directly to customers' mobile devices.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $159,729.74 in cash on hand as of April 30th, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	July 2019	4(a)(b)	Preferred Equity	$150,000	Working Capital
Seed	March 2020	4(a)(b)	Convertible Promissory Note	$25,000	Working Capital
Seed	November 2020	506(c) and Regulation CF	Convertible Promissory Note	$316,150	Working Capital

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the period ended March 31, 2020, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of March 31, 2020 are non-interest bearing and have no maturity date. At March 31, 2020 the outstanding amount owed to the Company is $1,451.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Benjamin Moe
_____
(Signature)

Benjamin Moe
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Benjamin Moe
_____
(Signature)

Benjamin Moe
_____
(Name)

Founder, CEO
_____
(Title)

May 10, 2021
_____
(Date)

/s/Thomas Barnes
_____
(Signature)

Thomas Barnes
_____
(Name)

Chief Product Officer
_____
(Title)

May 10, 2021
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

FRAME 2020 FINANCIALS
UNAUDITED

Frame 2020 Balance Sheet

Assets	Liabilities
Cash: $206,737.78	Equity: $150,000 (Pre-seed round) + $323,275 (Seed round) - $265,139.22 = $208,135.78
Video equipment: $1,398	
Total assets: $208,135.78	Total equity and liabilities: $208,135.78

Frame 2020 Income Statement

Revenue:	$3,547.10
Expenses:	
Salaries	$86,636.15
Freelance (Editorial Work)	$13,637.22
Marketing	$25,190.26
General & Administrative	$50,005.12
Total loss:	$171,921.65

Frame 2020 Cash Flow Statement

Cash (Beginning of Period)	$38,884.43
Cash from Operations	$3,547.10
Cash Invested	$175,468.75
Cash from Financing	$339,775
Cash (End of Period)	$206,737.78

Frame 2020 Financials

Total Assets	$208,135.78		
Cash & Cash Equivalents	$206,737.78		
Accounts Receivable	$0		
Short-term Debt	$14,500		Note: PPP loan (forgiven in 2021)
Long-term Debt	$323,275		Note: Convertible debt raised through convertible notes
Revenues/Sales	$3,547.10		
Cost of Goods Sold	$18,943.21		
Taxes Paid	$8,186.15		
Net Income	-$23,582.26		

Frame Media Inc.
Capitalization Table

		Common Stock
Investors		
	Yellow, Inc.	-
		-
		-
		-
		-
Core Team (Voting Common Stock)		
	Benjamin Moe*	1,700,000.0
	Thomas Barnes*	250,000.0
Equity Incentive Plan (Non-Voting Common Stock)		
	Louis Stein*	50,000.0
	Adam DiCarlo*	25,000.0
	Catherine Schneiderman	25,000.0
	Samuel Adams	50,000.0
	Available (Ungranted) Shares	250,000.0
		2,350,000.0

Convertible Notes		
	Investor	Principal
	Biz Stone	$25,000
	Tony Tabatznik/Rodwell	$100,000
	George Yancopoulos	$150,000
	SeedInvest Platform	$3,150
	SeedInvest Investors	$63,000

*Subject to vesting in accordance with the applicable grant agreement.

Frame 2020 Cap Table

Common %	Common % w/o Pool	Series Seed Preferred	Series Seed %	Total Shares	Total %
0.0%	0.0%	150,000.0	100.0%	150,000.0	6.0%
0.0%	0.0%		0.0%	-	0.0%
0.0%	0.0%		0.0%	-	0.0%
0.0%	0.0%		0.0%	-	0.0%
0.0%	0.0%		0.0%	-	0.0%
72.3%	82.9%	-	0.0%	1,700,000.0	68.0%
10.6%	12.2%	-	0.0%	250,000.0	10.0%
2.1% n/a		-	0.0%	50,000.0	2.0%
1.1% n/a		-	0.0%	25,000.0	1.0%
1.1% n/a		-	0.0%	25,000.0	1.0%
2.1% n/a		-	0.0%	50,000.0	2.0%
0.0% n/a		-	0.0%	-	0.0%
10.6% n/a		-	0.0%	250,000.0	10.0%
100.0%	95.1%	150,000.0	100.0%	2,500,000.0	100.0%

Valuation Cap	Interest	Discount	Maturity Date
$4,000,000	5.0%	20%	4/22/2022
$4,000,000	5.0%	20%	10/23/2022
$5,000,000	5.0%	20%	10/23/2022
$5,000,000	5.0%	20%	10/23/2022
Mixed ($4 - 5 M)	5.0%	20%	10/23/2022

Notes - *No notes*

These 2020 financials are certified as true and complete in all material aspects by Frame's CEO, Benjamin Moe.



___4/30/2021___